SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

Panamerican Beverages, Inc.

(Name of the Issuer)

Panamerican Beverages, Inc.

Coca-Cola FEMSA, S.A. de C.V.

(Names of Persons Filing Statement)

Class A Common Stock, par value $.01 per share

Class B Common Stock, par value $.01 per share
Series C Preferred Stock, par value $.01 per share

(Title of Class of Securities)

P74823108

(Class A Common Stock)

(CUSIP Number of Class of Securities)

Craig Jung Chief Executive Officer Panamerican Beverages, Inc. 701 Waterford Way, Suite 800 Miami, FL 33126	Carlos Salazar Lomelin Chief Executive Officer Coca-Cola FEMSA, S.A. de C.V. Guillermo Gonzalez Camarena No. 600 Centro de Ciudad Santa Fe 01210 Mexico, D.F., Mexico

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Richard Hall, Esq. Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Jaime A. El Koury, Esq. Ethan A. Klingsberg, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY 10006 (212) 225-2000

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$2,311,810,978.99	$212,686.61

*	Estimated solely for purposes of computing the filing fee. Immediately prior to the effective time of the merger, all shares of Class A Common Stock of the Issuer (“Class A Common Stock”) and Class B Common Stock of the Issuer (“Class B Common Stock”) beneficially owned by The Coca-Cola Company through its subsidiaries will be exchanged for newly issued shares of Series D Preferred Stock of the Issuer at a one-to-one ratio. The aggregate value of the transaction is $2,311,810,978.99, determined by adding (a) the product of (1) 84,329,423 outstanding shares of Class A Common Stock, which excludes 28,458,626 shares of Class A Common Stock beneficially owned by The Coca-Cola Company through its subsidiaries, and (2) $22.00 per share, or $1,855,247,306.00, (b) the product of (1) 6,492,738 outstanding shares of Class B Common Stock, which excludes 2,167,064 shares of Class B Common Stock beneficially owned by The Coca-Cola Company through its subsidiaries, and (2) $38.00 per share, or $246,724,044.00, (c) the product of (1) 304,045,678 Series D shares of Coca-Cola FEMSA, S.A. de C.V., to be issued to The Coca-Cola Company or its designated affiliates as a consequence of the merger in exchange for 30,625,692 shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer beneficially owned by The Coca-Cola Company through its subsidiaries, and (2) a book value of $.56 per Series D share of Coca-Cola FEMSA, S.A. de C.V. at September 30, 2002, as required by paragraph (a)(4) of Rule 0-11 of the Exchange Act, or $170,265,579.68, and (d) the product of (l) options to acquire 5,428,539 shares of Class A Common Stock outstanding as of January 20, 2003, with an exercise price below $22.00 per share, and (2) $7.29, which is the amount equal to the excess of $22.00 over the weighted average exercise price of such outstanding options, or $39,574,049.31.

**	The amount of the filing fee was calculated based on a rate of $92.00 per $1,000,000.00 of the aggregate value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Filing Party: Date Filed:

INTRODUCTION

      This Transaction Statement on Schedule 13E-3 is being filed by Panamerican Beverages, Inc., a corporation organized under the laws of the Republic of Panama (“Panamco”), and Coca-Cola FEMSA, S.A. de C.V., a corporation organized under the laws of the United Mexican States (“Coca-Cola FEMSA,” and, together with Panamco, the “Filing Persons”), in connection with an Agreement of Merger (the “Merger Agreement”), dated as of December 22, 2002, among Coca-Cola FEMSA, Midtown Sub, Inc., a corporation organized under the laws of the Republic of Panama and a wholly owned subsidiary of Coca-Cola FEMSA (“Midtown Sub”), and Panamco.

      If the Merger Agreement and the merger are approved by Panamco’s stockholders and the other conditions to the closing of the merger are satisfied or waived, Midtown Sub will merge with and into Panamco, with Panamco being the surviving corporation.

      The Merger Agreement and the related stockholder agreements contemplate that, in connection with the merger:

•	immediately prior to the effective time of the merger, all shares of Panamco’s Class A Common Stock and Class B Common Stock beneficially owned by The Coca-Cola Company through its subsidiaries will be exchanged for newly issued shares of Panamco’s Series D Preferred Stock at a one-for-one ratio;

•	each outstanding share of Panamco’s Class A Common Stock will be converted into the right to receive $22.00 in cash;

•	each outstanding share of Panamco’s Class B Common Stock will be converted into the right to receive $38.00 in cash;

•	shares of Panamco’s Series C and Series D Preferred Stock beneficially owned by The Coca-Cola Company through its subsidiaries will be converted into the right to receive one or more promissory notes that, in the aggregate, will entitle the holders thereof (restricted to The Coca-Cola Company and its designated affiliates) to subscribe to and be issued 304,045,678 Series D shares of Coca-Cola FEMSA; and

•	each option to purchase shares of Panamco’s Class A Common Stock will be canceled, with the holder thereof becoming entitled to receive the excess, if any, of $22.00 over the exercise price, per share, of such option.

After the merger, Panamco will be a wholly owned subsidiary of Coca-Cola FEMSA.

      Concurrently with the filing of this Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission, Panamco is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, pursuant to which Panamco’s Board of Directors is soliciting proxies from holders of (i) shares of Panamco’s Class A Common Stock, (ii) shares of Panamco’s Class B Common Stock, and (iii) shares of Panamco’s Series C Preferred Stock in connection with a special meeting of Panamco’s stockholders. At the special meeting, the requisite votes of the three classes of Panamco stock are:

•	the affirmative vote of the holders of a majority of the outstanding shares of Panamco’s Class B Common Stock;

•	the affirmative vote of a majority of the shares of Panamco’s Class A Common Stock that are present or represented by proxy at the special meeting who, under the Merger Agreement, are not disqualified holders (for this purpose, disqualified holders means The Coca-Cola Company and its subsidiaries, Venbottling Holdings, Inc. and its subsidiaries, the officers and directors of Panamco, and any other holder whom the secretary of Panamco (or other officer or agent authorized to tabulate shares) is advised beneficially owns shares of Panamco’s Class B Common Stock); and

•	the approval of all outstanding shares of Panamco’s Series C Preferred Stock.

      The cross-references below are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and identify the location in the Proxy Statement of the information required to be incorporated by reference in response to the Items of this Transaction Statement on Schedule 13E-3.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

      The information set forth in the Proxy Statement under the caption “Summary — Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. Panamco’s name and the address and telephone number of its principal executive office are as follows:

Panamerican Beverages, Inc.
701 Waterford Way, Suite 800
Miami, FL 33126
(305) 929-0800

(b)	Securities. The information set forth in the Proxy Statement under the caption “The Special Meeting — Record Date; Stock Entitled to Vote; Quorum” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Market Price and Dividend Data” is incorporated herein by reference. There is no established trading market for shares of Panamco’s Class B Common Stock and Series C Preferred Stock.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “Market Price and Dividend Data” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Security Ownership of Certain Beneficial Owners
Transactions in Shares of Panamco’s Stock by Certain Persons

Item 3. Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and Address. The information with respect to the Filing Persons and certain other persons required to be disclosed pursuant to this Item set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — The Companies
Summary — Arrangements with The Coca-Cola Company
Special Factors — Arrangements with The Coca-Cola Company
Information Concerning Panamco, Coca-Cola FEMSA, FEMSA

and The Coca-Cola Company

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — The Companies
Information Concerning Panamco, Coca-Cola FEMSA, FEMSA
and The Coca-Cola Company

(c)	Business and Background of Natural Persons. The information with respect to the officers and directors of Panamco, Coca-Cola FEMSA, FEMSA and The Coca-Cola Company set forth in the Proxy Statement under the caption “Information Concerning Panamco, Coca-Cola FEMSA, FEMSA and The Coca-Cola Company” is incorporated herein by reference.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary
Special Factors
The Special Meeting
The Merger Agreement and the Stockholder Agreements
Annex A — Agreement of Merger
Annex B — The Coca-Cola Company Stockholders Agreement
Annex C — The Voting Trust Stockholder Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Summary Term Sheet
Summary — Questions and Answers About the Merger
Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Special Factors — Effect of the Merger on Panamco and Panamco’s Common Stock
Special Factors — Purposes, Reasons and Plans for Panamco After the Merger
Special Factors — Interests of Certain Persons in the Merger
Special Factors — Arrangements with The Coca-Cola Company
The Merger Agreement and the Stockholder Agreements — The Merger Agreement
Annex A — Agreement of Merger

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Special Factors — Rights of Dissenting Stockholders
The Merger Agreement and the Stockholder Agreements — The Merger Agreement
Annex A — Agreement of Merger

(e)	Provision for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors — Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Special Factors — Background of the Merger
Special Factors — Interests of Certain Persons in the Merger
Special Factors — Arrangements with The Coca-Cola Company
Transactions in Shares of Panamco’s Stock by Certain Persons
Annex E — The Coca-Cola Company Memorandum

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Summary — The Merger
Summary — The Stockholder Agreements
Special Factors — Background of the Merger
Special Factors — Certain Prospective Financial Information
Special Factors — Interests of Certain Persons in the Merger
Special Factors — Arrangements with The Coca-Cola Company
The Merger Agreement and the Stockholder Agreements
Annex A — Agreement of Merger
Annex B — The Coca-Cola Company Stockholders Agreement
Annex C — The Voting Trust Stockholder Agreement
Annex E — The Coca-Cola Company Memorandum

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “Special Factors — Background of the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Summary — The Merger
Summary — The Stockholder Agreements
Special Factors — Effect of the Merger on Panamco and Panamco’s Common Stock
Special Factors — Purposes, Reasons and Plans for Panamco After the Merger
Special Factors — Interests of Certain Persons in the Merger
Special Factors — Arrangements with The Coca-Cola Company
Special Factors — Financing of the Merger
The Special Meeting
The Merger Agreement and the Stockholder Agreements
Security Ownership of Certain Beneficial Owners
Annex A — Agreement of Merger
Annex B — The Coca-Cola Company Stockholders Agreement

Annex C — The Voting Trust Stockholder Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — The Merger
Special Factors — Effect of the Merger on Panamco and Panamco’s Common Stock
Special Factors — Purposes, Reasons and Plans for Panamco After the Merger
The Merger Agreement and the Stockholder Agreements — The Merger Agreement
Annex A — Agreement of Merger

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Summary Term Sheet
Summary — Questions and Answers About the Merger
Summary — Arrangements with The Coca-Cola Company
Summary — The Merger
Special Factors — Effect of the Merger on Panamco and its Common Stock
Special Factors — Purposes, Reasons and Plans for Panamco After the Merger
Special Factors — Arrangements with The Coca-Cola Company
The Merger Agreement and the Stockholder Agreements — The Merger Agreement
Annex A — Agreement of Merger
Annex E — The Coca-Cola Company Memorandum

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
Fairness of the Merger
Special Factors — Effect of the Merger on Panamco and Panamco’s Common Stock
Special Factors — Purposes, Reasons and Plans for Panamco
After the Merger

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board
Special Factors — Purposes, Reasons and Plans for Panamco After the Merger
Special Factors — Effects on Panamco if the Merger is not Completed

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Summary Term Sheet
Summary — Questions and Answers About the Merger
Special Factors — Background of the Merger
Special Factors — Effect of the Merger on Panamco and its Common Stock
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board
Special Factors — Opinion of Panamco’s Financial Advisor
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
Fairness of the Merger
Special Factors — Opinion of Coca-Cola FEMSA’s Financial Advisor
Special Factors — Purposes, Reasons and Plans for Panamco After the Merger

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Summary Term Sheet
Summary — Questions and Answers About the Merger
Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Summary — The Merger
Summary — Termination Fee
Special Factors — Effect of the Merger on Panamco and its Common Stock
Special Factors — Effects on Panamco if the Merger is Not Completed
Special Factors — Purposes, Reasons and Plans for Panamco After the Merger
Special Factors — Interests of Certain Persons in the Merger
Special Factors — Arrangements with The Coca-Cola Company
Special Factors — Material U.S. Federal Income Tax Consequences
The Merger Agreement and the Stockholder Agreement — The Merger Agreement
Annex A — Agreement of Merger

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board
Special Factors — Opinion of Panamco’s Financial Advisor
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
Fairness of the Merger
Special Factors — Opinion of Coca-Cola FEMSA’s Financial Advisor
Annex D — Opinion of JPMorgan

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Interests of Certain Persons in the Merger
Special Factors — Panamco’s Reasons for the Merger and Recommendation of
the Panamco Board
Special Factors — Opinion of Panamco’s Financial Advisor
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
Fairness of the Merger
Special Factors — Opinion of Coca-Cola FEMSA’s Financial Advisor
Special Factors — Interests of Certain Persons in the Merger
Annex D — Opinion of JPMorgan

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Summary Term Sheet
Summary — Questions and Answers About the Merger
Summary — Conditions to the Merger
The Special Meeting — Record Date; Stock Entitled to Vote; Quorum
The Special Meeting — Votes Required
The Merger Agreement and the Stockholder Agreements — The Merger
Agreement
Annex A — Agreement of Merger

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board
Special Factors — Opinion of Panamco’s Financial Advisor
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
Fairness of the Merger
Special Factors — Opinion of Coca-Cola FEMSA’s Financial Advisor
Annex D — Opinion of JPMorgan

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board
Special Factors — Opinion of Panamco’s Financial Advisor
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
Fairness of the Merger
Special Factors — Opinion of Coca-Cola FEMSA’s Financial Advisor
Annex D — Opinion of JPMorgan

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the Recommendation
of the Panamco Board
Special Factors — Opinion of Panamco’s Financial Advisor
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
Fairness of the Merger
Special Factors — Opinion of Coca-Cola FEMSA’s Financial Advisor
Annex D — Opinion of JPMorgan

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are attached hereto as Exhibits (c)(1)-(5).

Item 10. Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — Financing of the Merger
Special Factors — Financing of the Merger
The Merger Agreement and the Stockholder Agreements — The Merger
Agreement
Annex A — Agreement of Merger

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Financing of the Merger
Summary — Conditions to the Merger
Special Factors — Financing of the Merger
The Merger Agreement and the Stockholder Agreements — The Merger
Agreement
Annex A — Agreement of Merger

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Financing of the Merger
Summary — Fees and Expenses
Special Factors — Financing of the Merger
Special Factors — Fees and Expenses
The Merger Agreement and the Stockholders Agreement — The Merger Agreement
Annex A — Agreement of Merger

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — Financing of the Merger
Special Factors — Financing of the Merger
The Merger Agreement and the Stockholders Agreements — The Merger Agreement
Annex A — Agreement of Merger

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Interests of Certain Persons in the Merger
Special Factors — Interests of Certain Persons in the Merger
Information Concerning Panamco, Coca-Cola FEMSA, FEMSA
and The Coca-Cola Company
Security Ownership of Certain Beneficial Owners
Transactions in Shares of Panamco’s Stock by Certain Persons

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “Transactions in Shares of Panamco’s Stock by Certain Persons” is incorporated herein by reference.

Item 12. Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Summary — The Stockholder Agreements
Special Factors — Effect of the Merger on Panamco and its Common Stock
Special Factors — Interests of Certain Persons in the Merger
Special Factors — Arrangements with The Coca-Cola Company
The Special Meeting — Votes Required
The Special Meeting — Voting by Certain Stockholders
The Special Meeting — Voting by Participants in the Voting Trust
The Merger Agreement and the Stockholder Agreements
Annex A — Agreement of Merger
Annex B — The Coca-Cola Company Stockholders Agreement

Annex C — The Voting Trust Stockholder Agreement

      In addition, to the knowledge of the Filing Persons after making reasonable inquiry, each of the executive officers and directors of each of Panamco, Coca-Cola FEMSA, FEMSA and The Coca-Cola Company intends to vote any shares of Panamco stock held by such person in favor of the Merger Agreement and the merger.

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Summary — The Stockholder Agreements
Special Factors — Background of the Merger
Special Factors — Panamco’s Reasons for the Merger and the
Recommendation of the Panamco Board
Special Factors — Position of Coca-Cola FEMSA and Midtown Sub
as to the Fairness of the Merger
Special Factors — Purposes, Reasons and Plans for Panamco
After the Merger
Special Factors — Interests of Certain Persons in the Merger
Special Factors — Arrangements with The Coca-Cola Company
The Merger Agreement and the Stockholder Agreements — The Stockholder Agreements
Annex B — The Coca-Cola Company Stockholders Agreement
Annex C — The Voting Trust Stockholder Agreement

Item 13. Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information with respect to Panamco’s financial statements set forth in the Proxy Statement under the caption “Other Matters — Where You Can Find More Information” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. Pursuant to Instruction 1 to Item 13 of Schedule 13E-3, the summarized financial information of Panamco set forth in the Proxy Statement under the caption “Summary — Selected Historical Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Questions and Answers About the Merger
Summary — Interests of Certain Persons in the Merger
Summary — Arrangements with The Coca-Cola Company
Summary — The Stockholder Agreements
Summary — Fees and Expenses

Special Factors — Background of the Merger
                              Special Factors — Panamco’s Reasons for the Merger and the Recommendation
                                                 of the Panamco Board
                              Special Factors — Position of Coca-Cola FEMSA and Midtown Sub as to the
                                                 Fairness of the Merger
                              Special Factors — Interests of Certain Persons in the Merger
                              Special Factors — Arrangements with The Coca-Cola Company
                              Special Factors — Fees and Expenses
                              The Special Meeting — Proxies; Solicitation of Proxies
                              The Merger Agreement and the Stockholder Agreements
                              Annex A — Agreement of Merger
                              Annex B — The Coca-Cola Company Stockholders Agreement
Annex C — The Voting Trust Stockholder Agreement

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Interests of Certain Persons in the Merger
                                     Special Factors — Background of the Merger
                                     Special Factors — Interests of Certain Persons in the Merger
The Special Meeting — Proxies; Solicitation of Proxies

Item 15. Additional Information.

Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Panamerican Beverages, Inc., dated January 30, 2003, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(a)(2)	Notice of Special Meeting of Stockholders of Panamerican Beverages, Inc., dated January 30, 2003, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(a)(3)	Preliminary Proxy Statement of Panamerican Beverages, Inc., dated January 30, 2003, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(b)(1)	Credit Facilities Commitment Letter, dated as of December 22, 2002, between JPMorgan Chase Bank, JPMorgan Securities Inc., Morgan Stanley Senior Funding, Inc. and Coca-Cola FEMSA, S.A. de C.V.

(c)(1)	Fairness Opinion of J.P. Morgan Securities Inc., dated as of December 20, 2002, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(c)(2)	Valuation Materials prepared by J.P. Morgan Securities Inc., dated as of December 20, 2002.

(c)(3)	Review of the Process Materials prepared by J.P. Morgan Securities Inc., dated as of December 20, 2002.

(c)(4)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated as of December 22, 2002.

(c)(5)	Valuation Materials prepared by Morgan Stanley & Co. Incorporated, dated as of December 19, 2002.

(d)(1)	Agreement of Merger, dated as of December 22, 2002, among Coca-Cola FEMSA, S.A. de C.V., Midtown Sub, Inc. and Panamerican Beverages, Inc., incorporated herein by reference to the Current Report on Form 8-K filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on December 24, 2002.

(d)(2)	Stockholders Agreement, dated as of December 22, 2002, among Coca-Cola FEMSA, S.A. de C.V., Midtown Sub, Inc., Panamerican Beverages, Inc., The Coca-Cola Export Corporation and Atlantic Industries, and, solely for the purposes of Section 4(c), The Coca-Cola Company, and, solely for the purposes of Section 15, Fomento Económico Mexicano, S.A. de C.V., incorporated herein by reference to the Current Report on Form 8-K filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on December 24, 2002.

(d)(3)	Stockholder Agreement, dated as of December 22, 2002, among the persons set forth in Schedule A thereto, Woods W. Staton, II and James M. Gwynn, solely in their capacities as voting trustees and not individually of and acting on behalf of the voting trust established pursuant to the Voting Trust Agreement, amended and restated as of July 15, 1993, the voting trust, Coca-Cola FEMSA, S.A. de C.V., Midtown Sub, Inc. and Panamerican Beverages, Inc., incorporated herein by reference to the Current Report on Form 8-K filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on December 24, 2002.

(d)(4)	Memorandum from Fomento Económico Mexicano, S.A. de C.V. to The Coca-Cola Company, dated as of December 22, 2002, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(d)(5)	Consent and Agreement, dated as of November 14, 2002, among Panamerican Beverages, Inc., The Coca-Cola Company and The Coca-Cola Export Corporation.

(d)(6)	Amendment, dated January 13, 2003, to Consent and Agreement, dated as of November 14, 2002, among Panamerican Beverages, Inc. to The Coca-Cola Company and The Coca-Cola Export Corporation.

(d)(7)	Confidentiality Agreement, dated as of November 14, 2002, among Panamerican Beverages, Inc., Fomento Económico Mexicano, S.A. de C.V. and Coca-Cola FEMSA, S.A. de C.V.

      (f)         None.

      (g)         None.

SIGNATURE

      After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2003

PANAMERICAN BEVERAGES, INC.,

By: /s/ CARLOS HERNÁNDEZ Name: Carlos Hernández Title: Vice President, General Counsel and Secretary

COCA-COLA FEMSA, S.A. DE C.V.,

By: /s/ HÉCTOR TREVIÑO Name: Héctor Treviño Title: Chief Financial Officer and Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Letter to Stockholders of Panamerican Beverages, Inc., dated January 30, 2003, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(a)(2)	Notice of Special Meeting of Stockholders of Panamerican Beverages, Inc., dated January 30, 2003, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(a)(3)	Preliminary Proxy Statement of Panamerican Beverages, Inc., dated January 30, 2003, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(b)(1)	Credit Facilities Commitment Letter, dated as of December 22, 2002, between JPMorgan Chase Bank, JPMorgan Securities Inc., Morgan Stanley Senior Funding, Inc. and Coca-Cola FEMSA, S.A. de C.V.

(c)(1)	Fairness Opinion of J.P. Morgan Securities Inc., dated as of December 20, 2002, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(c)(2)	Valuation Materials prepared by J.P. Morgan Securities Inc., dated as of December 20, 2002.

(c)(3)	Review of the Process Materials prepared by J.P. Morgan Securities Inc., dated as of December 20, 2002.

(c)(4)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated as of December 22, 2002.

(c)(5)	Valuation Materials prepared by Morgan Stanley & Co. Incorporated, dated as of December 19, 2002.

(d)(1)	Agreement of Merger, dated as of December 22, 2002, among Coca-Cola FEMSA, S.A. de C.V., Midtown Sub, Inc. and Panamerican Beverages, Inc., incorporated herein by reference to the Current Report on Form 8-K filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on December 24, 2002.

(d)(2)	Stockholders Agreement, dated as of December 22, 2002, among Coca-Cola FEMSA, S.A. de C.V., Midtown Sub, Inc., Panamerican Beverages, Inc., The Coca-Cola Export Corporation and Atlantic Industries, and, solely for the purposes of Section 4(c), The Coca-Cola Company, and, solely for the purposes of Section 15, Fomento Económico Mexicano, S.A. de C.V., incorporated herein by reference to the Current Report on Form 8-K filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on December 24, 2002.

(d)(3)	Stockholder Agreement, dated as of December 22, 2002, among the persons set forth in Schedule A thereto, Woods W. Staton, II and James M. Gwynn, solely in their capacities as voting trustees and not individually of and acting on behalf of the voting trust established pursuant to the Voting Trust Agreement, amended and restated as of July 15, 1993, the voting trust, Coca-Cola FEMSA, S.A. de C.V., Midtown Sub, Inc. and Panamerican Beverages, Inc., incorporated herein by reference to the Current Report on Form 8-K filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on December 24, 2002.

(d)(4)	Memorandum from Fomento Económico Mexicano, S.A. de C.V. to The Coca-Cola Company, dated as of December 22, 2002, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Panamerican Beverages, Inc. with the Securities and Exchange Commission on January 30, 2003.

(d)(5)	Consent and Agreement, dated as of November 14, 2002, among Panamerican Beverages, Inc. to The Coca-Cola Company and The Coca-Cola Export Corporation.

Exhibit No.	Description

(d)(6)	Amendment, dated January 13, 2003, to Consent and Agreement, dated as of November 14, 2002, among Panamerican Beverages, Inc. to The Coca-Cola Company and The Coca-Cola Export Corporation.

(d)(7)	Confidentiality Agreement, dated as of November 14, 2002, among Panamerican Beverages, Inc., Fomento Económico Mexicano, S.A. de C.V. and Coca-Cola FEMSA, S.A. de C.V.